                                                                    EXHIBIT 99.3
                                                           [English Translation]
                                                               November 18, 2003
                                                            Corporate Disclosure

                              HANARO TELECOM, INC.
                         2003 OCTOBER SUBSCRIBER NUMBERS


1. BROADBAND

--------------------------------------------------------------------------------
           Products                                                   October
--------------------------------------------------------------------------------
  Residential      ADSL                                              1,040,849
                   Cable Modem                                       1,471,835
                   -------------------------------------------------------------
                   SUB-TOTAL                                         2,512,684
--------------------------------------------------------------------------------
  Corporate        ADSL                                                 18,082
                   Cable Modem                                           1,753
                   -------------------------------------------------------------
                   SUB-TOTAL                                            19,835
--------------------------------------------------------------------------------
  VDSL                                                                 150,699
--------------------------------------------------------------------------------
  LMDS                                                                  28,475
--------------------------------------------------------------------------------
  Wireless LAN (Note 1))                                                20,730
--------------------------------------------------------------------------------
                     TOTAL                                           2,732,423
--------------------------------------------------------------------------------
                   NET ADDS                                           -242,915
--------------------------------------------------------------------------------


2. VOICE

--------------------------------------------------------------------------------
           Products                                                     October
--------------------------------------------------------------------------------
  Residential                                                           685,479
--------------------------------------------------------------------------------
  Corporate                                                             261,063
--------------------------------------------------------------------------------
  VoIP                                                                   35,644
--------------------------------------------------------------------------------
                     TOTAL                                              982,186
--------------------------------------------------------------------------------
                   NET ADDS                                             -35,742
--------------------------------------------------------------------------------


3. LEASED LINE

--------------------------------------------------------------------------------
           Products                                                     October
--------------------------------------------------------------------------------
  Leased line                                                             3,324
--------------------------------------------------------------------------------
  Internet dedicated                                                      3,245
--------------------------------------------------------------------------------
  LMDS(I/D)                                                                  11
--------------------------------------------------------------------------------
  Wireless Internet Dedicated                                               234
--------------------------------------------------------------------------------
  International Leased Line                                                  45
--------------------------------------------------------------------------------
                     TOTAL                                                6,859
--------------------------------------------------------------------------------
                   NET ADDS                                                 -63
--------------------------------------------------------------------------------


4. GRAND TOTAL

--------------------------------------------------------------------------------
                                                                       October
--------------------------------------------------------------------------------
                    TOTAL                                             3,721,468
--------------------------------------------------------------------------------
                  NET ADDS                                             -278,720
--------------------------------------------------------------------------------


NOTE 1): BASED ON NUMBER OF IDS, WIRELESS LAN HAS 39,224 SUBSCRIBERS

NOTE 2): NON-ACTIVE SUBSCRIBERS ARE DEDUCTED FROM THE OCTOBER 2003 SUBSCRIBER NUMBER.